
02013416

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
FEB 06 2002
350

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2002

SHELL CANADA LIMITED
(Translation of registrant's name into English)

400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F..... Form 40-F..X..

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes..X. No.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
(Registrant)

Date: February 5, 2002

By: "H.W. LEMIEUX"
(Signature)

H.W. Lemieux, Vice President
(Name and Title)

By: "J.M. COULL"
(Signature)

J.M. Coull, Assistant Secretary
(Name and Title)

M:\data\gail\6K's\11



Shell Canada Limited Shell Canada Limitée

NEWS RELEASE • COMMUNIQUÉ

FOR IMMEDIATE RELEASE
THURSDAY JANUARY 31, 2002

SHELL CANADA ANNOUNCES RECORD ANNUAL EARNINGS

Earnings
($ millions)



296
354
314
172
170
Q4 Q1 Q2 Q3 Q4
00 01

Cash Flow
($ millions)



449
489
378
306
322
Q4 Q1 Q2 Q3 Q4
00 01

Capital Expenditures
($ millions)



442
371
498
572
586
Q4 Q1 Q2 Q3 Q4
00 01

Calgary, Alberta – Shell Canada Limited today announced 2001 record earnings of $1,010 million or $3.67 per Common Share compared with earnings of $858 million or $3.04 per share in 2000. The company achieved a return on average capital employed of 21.5 per cent this year compared with 20.3 per cent in 2000. The increases reflect higher natural gas prices in Resources, improved margins and yields in Oil Products, and the benefits of lower provincial tax rates.

Earnings for the fourth quarter of 2001 were $170 million or 62 cents per share compared with $296 million or $1.08 per share for the same period in 2000.

Cash flow from operations for 2001 was $1,495 million compared with $1,255 million for 2000. Capital and exploration expenditures were $2,027 million, up from $1,153 million for 2000. Spending in 2001 included $1,494 million on the Athabasca Oil Sands project, almost double last year's $753 million investment.

"Strong operating performance throughout the year was key to achieving these excellent results," said Tim Faithfull, President and Chief Executive Officer, Shell Canada Limited. "Outstanding gas plant and refinery reliability enabled us to benefit from strong commodity prices and refining margins. The Company's focus on operational excellence again proved its worth in the face of weakening economic conditions during the second half of the year. Margins in Oil Products and natural gas prices remain under pressure and this is likely to affect future results. While the Athabasca Oil Sands Project faced many challenges in 2001, recent improvements in the availability of skilled crafts have been positive. We remain committed to delivering a successful project."

Investor Inquiries:
Jim Fahner
Investor Relations
(403) 691-2175

Media Inquiries:
Jan Rowley
Public Affairs
(403) 691-3899

Visit Shell's Internet Web site: www.shell.ca

SHELL CANADA LIMITED
SEGMENTED INFORMATION

Resources

Resources full-year earnings for 2001 were $600 million, up from $536 million the previous year. Earnings in the fourth quarter of 2001 were $79 million compared with $205 million for the same period in 2000. Reduced demand for natural gas and declining world crude oil prices resulted in lower prices for all commodities compared with the same period in 2000. Shell's natural gas and bitumen volumes were higher than last year mainly due to increased production from the Sable Offshore Energy Project (SOEP) and from new wells at Peace River. However, field declines in the Foothills resulted in reduced natural gas liquids production. Exploration program spending increased in 2001, but overall exploration expenses fell due to a higher success rate than experienced during the same period last year. Fourth-quarter earnings also include the benefits from favourable prior-period tax assessments and a further one-time benefit from the revaluation of future tax liability. Hedging activities related to natural gas production resulted in gains over the quarter, but reduced earnings for the year by approximately $10 million.

Natural gas production from SOEP Tier I fields reached record levels in the fourth quarter, with Shell's share averaging 170 million cubic feet per day. Work has recently started on the development of the Alma field, the first of three fields that make up Tier II of SOEP. Based on recent reserve studies, Shell's estimate of sales gas reserves for the SOEP fields is being revised downward by approximately 300 billion cubic feet (bcf) from the original booking of 1,100 bcf. Prospects off the East Coast remain encouraging and the Company's future plans include significant exploration and development investments in the area. Drilling continues on the wholly-owned Onondaga natural gas exploration well, which is expected to reach total depth in the first quarter of 2002.

Oil Products

Oil Products full-year earnings were $401 million, up from $340 million the previous year. Earnings in the fourth quarter were $85 million compared with $98 million for the same period of 2000. Increased North American inventory levels resulted in lower manufacturing margins in the quarter. Lower operating expenses, improved yields, and favourable prior-period tax assessments only partially offset this decline.

The Company has planned significant maintenance shutdowns at each of its refineries in the second quarter of 2002. In addition to regular maintenance activities, the Scotford Refinery shutdown will allow the completion of work that is necessary for tie-ins to the Athabasca Oil Sands Project.

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

Oil Sands

Significant progress was made on the Athabasca Oil Sands Project (AOSP) during 2001 in spite of challenges related to high levels of activity in the oil and gas industry. Construction workforces reached more than 3,000 at the Muskeg River Mine site and over 7,000 at the Scotford site by year-end. Safety is a priority on the project and safety performance was excellent in 2001. During the year, the Muskeg River Mine and Scotford sites recorded approximately five and six million hours, respectively, without a lost-time incident. At year-end, engineering was essentially complete for both the mine and upgrader sites. Construction was approximately 70 per cent complete at the mine site and 50 per cent complete at the Scotford site. Shell Canada's share of capital expenditures during 2001 was $1,494 million, including $181 million for Scotford refinery modifications.

Although labour availability has recently increased with the completion of other major industry projects and there has been some improvement in productivity, cost pressures remain challenging. We continue to take actions to contain project costs, minimize schedule slippage and achieve an effective start-up.

Corporate

Corporate earnings in 2001 were $9 million compared with expenses of $18 million during 2000. The improved performance is related primarily to lower net financing costs and interest income earned on prior-period tax assessments. The company's debt level is expected to increase in 2002 in conjunction with continued high levels of capital investment.

This information includes "forward looking statements" based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

SHELL CANADA LIMITED
Financial Highlights

($ millions, except as noted)
(unaudited)

	Fourth Quarter		Total Year	
	2001	2000	**2001**	2000
Earnings	**170**	296	**1 010**	858
Revenues	**1 573**	2 435	**7 730**	8 189
Cash flow from operations	**322**	449	**1 495**	1 255
Return on average common shareholders' equity (%)	-	-	**23.3**	22.1
Return on average capital employed (%)[1]	-	-	**21.5**	20.3
Interest coverage (Exhibit 1)	-	-	**94.1**	32.7
Per Common Share (dollars)				
Earnings - basic	**0.62**	1.08	**3.67**	3.04
Earnings - diluted	**0.61**	1.07	**3.65**	3.03
Cash flow	**1.17**	1.63	**5.44**	4.45
Dividends paid	**0.20**	0.20	**0.80**	0.76
Results by Segment				
Earnings				
Resources	**79**	205	**600**	536
Oil Products	**85**	98	**401**	340
Corporate	**6**	(7)	**9**	(18
Total	**170**	296	**1 010**	858
Revenues				
Resources	**284**	554	**1 645**	1 600
Oil Products	**1 310**	1 919	**6 240**	6 740
Corporate	**23**	20	**55**	69
Inter-segment sales	**(44)**	(58)	**(210)**	(220
Total	**1 573**	2 435	**7 730**	8 189
Cash flow from operations				
Resources	**108**	305	**812**	808
Oil Products	**193**	163	**637**	429
Corporate and other	**21**	(19)	**46**	18
Total	**322**	449	**1 495**	1 255
Capital and exploration expenditures				
Resources	**102**	91	**366**	25
Oil Sands	**344**	213	**1 313**	60
Oil Products	**139**	137	**343**	27
Corporate	**1**	1	**5**	1
Total	**586**	442	**2 027**	1 15

[1]Return on Average Capital Employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to December 31. Capital employed is the total of equity and debt.

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Fourth Quarter		Total Year	
	2001	2000	**2001**	2000
Production				
Natural gas - gross (mmcf/d)	**634**	618	**614**	593
Ethane, propane and butane - gross (bbls/d)	**29 200**	30 600	**28 800**	30 200
Condensate - gross (bbls/d)	**22 700**	23 200	**22 300**	23 200
Bitumen - gross (bbls/d)	**7 700**	4 200	**4 500**	4 200
Sulphur - gross (tons/d)	**6 400**	6 500	**6 100**	6 500
Crude oil processed by Shell refineries (m^3/d)	**44 100**	43 400	**43 700**	43 100
Oil Products Sales				
Gasolines (m^3/d)	**20 700**	20 700	**20 800**	20 600
Middle distillates (m^3/d)	**16 300**	18 700	**16 600**	17 600
Other products (m^3/d)	**7 800**	8 300	**7 500**	7 200
	44 800	47 700	**44 900**	45 400
Prices				
Natural gas average plant gate netback price ($/mcf)	**3.31**	7.13	**5.75**	4.74
Ethane, propane and butane average field gate price ($/bbl)	**15.96**	29.30	**24.22**	22.75
Condensate average field gate price ($/bbl)	**29.43**	47.15	**38.23**	42.62


Natural Gas Avg. Price
(Plant Gate Netback)
($/mcf)
7.13
9.58
6.36
3.96
3.31
Q4
2000
Q1
2001
Q2
Q3
Q4


Ethane, Propane and
Butane Avg. Price
(Field Gate)
($/bbl)
29.3
35.76
26.21
17.8
15.96
Q4
2000
Q1
2001
Q2
Q3
Q4


Condensate Avg. Price
(Field Gate)
($/bbl)
47.15
42.46
42.22
39.26
29.43
Q4
2000
Q1
2001
Q2
Q3
Q4

SHELL CANADA LIMITED
Consolidated Statement of Earnings

($ millions, except as noted)
(unaudited)

	Fourth Quarter		Total Year	
	2001	2000	**2001**	2000
Revenues				
Sales and other operating revenues	**1 549**	2 414	**7 658**	8 100
Dividends, interest and other income	**24**	21	**72**	89
	1 573	2 435	**7 730**	8 189
Expenses				
Purchased crude oil, petroleum products and other merchandise	**945**	1 482	**4 627**	5 166
Operating, selling and general	**278**	284	**1 104**	1 086
Exploration	**14**	24	**81**	42
Depreciation, depletion, amortization and retirements	**97**	117	**318**	366
Interest	**5**	13	**17**	46
Foreign exchange on long-term debt	**-**	10	**-**	23
	1 339	1 930	**6 147**	6 729
Earnings				
Earnings before income tax	**234**	505	**1 583**	1 460
Current income tax	**19**	189	**472**	607
Future income tax (Note 2)	**45**	20	**101**	(5)
Total income tax	**64**	209	**573**	602
	170	296	**1 010**	858
Earnings per Common Share (dollars) - basic (Note 3)	**0.62**	1.08	**3.67**	3.04
Earnings per Common Share (dollars) - diluted (Note 3)	**0.61**	1.07	**3.65**	3.03
Common Shares outstanding (millions - monthly weighted average)	**276**	275	**275**	282
Retained Earnings				
Balance at beginning of period	**-**	-	**3 478**	3 362
Reduction from implementation of accounting standards (Note 4)	**-**	-	**-**	(61)
Reduction from share buy-back (Note 5)	**-**	-	**-**	(466)
Earnings	**-**	-	**1 010**	858
	-	-	**4 488**	3 693
Dividends	**-**	-	**220**	215
Balance at end of period	**-**	-	**4 268**	3 478

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows

($ millions)
(unaudited)

	Fourth Quarter		Total Year	
	2001	2000	**2001**	2000
Cash from Operating Activities				
Earnings from operations	**170**	296	**1 010**	858
Exploration	**14**	24	**81**	42
Non-cash items				
Depreciation, depletion, amortization and retirements	**97**	117	**318**	366
Future income tax	**45**	20	**101**	(5)
Other items	**(4)**	(8)	**(15)**	(6)
Cash flow from operations	**322**	449	**1 495**	1 255
Movement in working capital and other related to operating activities	**79**	(47)	**28**	(124)
	401	402	**1 523**	1 131
Cash Invested				
Capital and exploration expenditures	**(586)**	(442)	**(2 027)**	(1 153)
Movement in working capital related to investing activities	**(34)**	32	**(60)**	188
Capital expenditures and movement in working capital	**(620)**	(410)	**(2 087)**	(965)
Proceeds on disposal of properties, plant and equipment	**4**	13	**59**	16
Investments, long-term receivables and other	**(19)**	(14)	**(42)**	(28)
	(635)	(411)	**(2 070)**	(977)
Cash from Financing Activities				
Common Shares buy-back (Note 5)	**-**	-	**-**	(490)
Proceeds from exercise of Common Share stock options	**1**	2	**5**	5
Dividends paid	**(55)**	(55)	**(220)**	(215)
Long-term debt repayments and other	**21**	18	**(377)**	49
Short-term financing	**64**	-	**212**	-
Movement in working capital related to financing activities (Note 6)	**150**	200	**150**	200
	181	165	**(230)**	(451)
(Decrease)/Increase in cash	**(53)**	156	**(777)**	(297)
Cash at beginning of period	**28**	596	**752**	1 049
Cash at December 31 [1]	**(25)**	752	**(25)**	752
Supplemental disclosure of cash flow information:				
Dividends received	**2**	9	**11**	13
Interest received	**2**	9	**21**	50
Interest paid	**5**	3	**33**	43
Income taxes paid	**98**	85	**692**	559

1. Cash comprises cash and highly liquid short-term investments less bank overdraft.

SHELL CANADA LIMITED
Consolidated Balance Sheet

($ millions)
(unaudited)

	Dec. 31, 2001	Dec. 31, 2000
Assets		
Current assets		
Cash and short-term investments	**(25)**	752
Accounts receivable	**415**	1 119
Inventories		
Crude oil, products and merchandise	**473**	440
Materials and supplies	**57**	47
Prepaid expenses	**159**	157
	1 079	2 515
Investments, long-term receivables and other	**305**	255
Properties, plant and equipment	**6 075**	4 496
	7 459	7 266
Liabilities		
Current liabilities		
Short-term borrowings	**212**	-
Accounts payable and accrued liabilities	**1 012**	1 346
Income and other taxes payable	**211**	404
Current portion of site restoration and other long-term obligations	**21**	20
Current portion of long-term debt	**2**	450
	1 458	2 220
Site restoration and other long-term obligations	**195**	205
Long-term debt	**119**	51
Future income tax	**959**	857
	2 731	3 333
Shareholders' Investment		
Capital stock		
100 4% Preference Shares	**1**	1
275 514 500 Common Shares (2000 - 275 274 286)	**459**	454
Retained earnings	**4 268**	3 478
	4 728	3 933
	7 459	7 266

SHELL CANADA LIMITED
Segmented Information
($ millions, except as noted)
(unaudited)

	Fourth Quarter							
	Total		Resources		Oil Products		Corp. & Other	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
Revenues								
Sales and other operating revenues	**1 549**	2 414	**263**	537	**1 281**	1 870	**5**	7
Intersegment transactions	**-**	-	**19**	15	**25**	43	**-**	-
Dividends, interest and other income	**24**	21	**2**	2	**4**	6	**18**	13
	1 573	2 435	**284**	554	**1 310**	1 919	**23**	20
Expenses								
Purchased crude oil, petroleum products and other merchandise	**945**	1 482	**-**	-	**945**	1 482	**-**	-
Intersegment transactions	**-**	-	**25**	43	**19**	15	**-**	-
Operating, selling and general	**278**	284	**77**	75	**195**	200	**6**	9
Exploration	**14**	24	**14**	24	**-**	-	**-**	-
Depreciation, depletion, amortization and retirements	**97**	117	**55**	50	**42**	66	**-**	1
Interest	**5**	13	**-**	-	**-**	-	**5**	13
Foreign exchange on long-term debt	**-**	10	**-**	-	**-**	-	**-**	10
	1 339	1 930	**171**	192	**1 201**	1 763	**11**	33
Earnings								
Earnings before income tax	**234**	505	**113**	362	**109**	156	**12**	(13)
Current income tax	**19**	189	**73**	130	**(46)**	43	**(8)**	16
Future income tax (Note 2)	**45**	20	**(39)**	27	**70**	15	**14**	(22)
Total income tax	**64**	209	**34**	157	**24**	58	**6**	(6)
	170	296	**79**	205	**85**	98	**6**	(7)

SHELL CANADA LIMITED
Segmented Information

($ millions, except as noted)

(unaudited)

	Total Year							
	Total		Resources		Oil Products		Corp. & Other	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
Revenues								
Sales and other operating revenues	**7 658**	8 100	**1 572**	1 526	**6 077**	6 562	**9**	12
Intersegment transactions	**-**	-	**67**	69	**143**	151	**-**	-
Dividends, interest and other income	**72**	89	**6**	5	**20**	27	**46**	57
	7 730	8 189	**1 645**	1 600	**6 240**	6 740	**55**	69
Expenses								
Purchased crude oil, petroleum products and other merchandise	**4 627**	5 166	**-**	-	**4 627**	5 166	**-**	-
Intersegment transactions	**-**	-	**143**	151	**67**	69	**-**	-
Operating, selling and general	**1 104**	1 086	**277**	275	**803**	783	**24**	28
Exploration	**81**	42	**81**	42	**-**	-	**-**	-
Depreciation, depletion, amortization and retirements	**318**	366	**172**	189	**148**	176	**(2)**	1
Interest	**17**	46	**-**	-	**-**	-	**17**	46
Foreign exchange on long-term debt	**-**	23	**-**	-	**-**	-	**-**	23
	6 147	6 729	**673**	657	**5 645**	6 194	**39**	98
Earnings								
Earnings before income tax	**1 583**	1 460	**972**	943	**595**	546	**16**	(29)
Current income tax	**472**	607	**409**	362	**95**	269	**(32)**	(24)
Future income tax (Note 2)	**101**	(5)	**(37)**	45	**99**	(63)	**39**	13
Total income tax	**573**	602	**372**	407	**194**	206	**7**	(11)
	1 010	858	**600**	536	**401**	340	**9**	(18)
Total Assets	**7 459**	7 266	**2 532**	2 617	**3 037**	3 150	**1 890**	1 499
Capital Employed	**5 061**	4 433	**1 596**	1 408	**1 789**	1 818	**1 676**	1 207
ROACE (%)	**21.5**	20.3	**39.9**	38.7	**22.2**	19.6	**-**	-

Corporate & Other includes the Oil Sands business segment. Total assets for Oil Sands as at December 31 are $2,143 million for 2001 and $827 million for 2000. Capital employed for Oil Sands as at December 31 is $1,911 million for 2001 and $564 million for 2000.

Return on Average Capital Employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to December 31. Capital employed is the total of equity and debt. Interest expense and debt are only included in total ROACE and are not allocated to the Resources or Oil Products business segments.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements dated December 31, 2000, except as described in note 3.

2. Income Tax Rate Change

In the second quarter, the Alberta and Ontario governments reduced their corporate income tax rates. These rate reductions decreased future income tax expense for the year for the Resources and Oil Products segments by $25 million and $8 million, respectively.

3. Earnings Per Share

Effective January 1, 2001, a new accounting standard related to calculation and disclosure of earnings per share was established. All earnings per share information and disclosures presented in these interim financial statements conform to this new standard. The effect of this change was not material.

	Fourth Quarter		Total Year	
	2001	2000	2001	2000
Earnings ($ millions)	**170**	296	**1 010**	858
Weighted average number of Common Shares (millions)	**276**	275	**275**	282
Dilutive securities (millions)				
Options on long-term incentive plan[1]	**2**	1	**2**	1
Basic earnings per share ($ per share)[2]	**0.62**	1.08	**3.67**	3.04
Diluted earnings per share ($ per share)[3]	**0.61**	1.07	**3.65**	3.03

[1] The amount shown is the net number of Common Shares outstanding after the notional exercise of the share options and the cancellation of the notionally repurchased Common Shares as per the treasury stock method.

[2] Basic earnings per share is the earnings divided by the weighted average number of Common Shares.

[3] Diluted earnings per share is the earnings divided by the aggregate of the weighted average number of Common Shares plus the dilutive securities.

4. New Accounting Standards

During 1997, a new Canadian accounting standard was established for Income Taxes applicable to fiscal years beginning in 2000. The Corporation adopted this new standard retroactively in the year 2000, without restatement of financial statements for prior periods. The change has been reflected as a $61 million adjustment to the opening balance of retained earnings in the consolidated financial statements.

5. Share Buy-Back

A Normal Course Issuer Bid, which commenced August 17, 1999, was terminated May 4, 2000. Under this bid, Shell purchased 110,100 shares at an average price of $29.78, for a total cost of $3 million, which includes $1 million of shares purchased in 2000.

A second bid commenced May 10, 2000 and terminated September 18, 2000. Under this bid, Shell purchased 14,358,509 shares at an average price of $34.02, for a total cost of $489 million.

6. Sale of Accounts Receivable

The Board of Directors approved a $350 million securitization program in November 2000. In December 2000, the company sold $200 million of accounts receivable and an additional $150 million in December 2001.